FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of December 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Deputy President and
                                            Chief Financial Officer
January 31, 2013

RICOH                                                         January 31, 2013

                               QUARTERLY REPORT

                      Nine months ended December 31, 2012
        Results for the Period from April 1, 2012 to December 31, 2012
                     Three months ended December 31, 2012
       Results for the Period from October 1, 2012 to December 31, 2012

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Third Quarter ended December 31, 2011, 2012 and Year ending March 31, 2013 (Forecast)

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------- ---------------------
                                                          Third Quarter ended Third Quarter ended         Year ending
                                                           December 31, 2011   December 31, 2012         March 31, 2013
                                                                Results             Results       Change    Forecast    Change
-------------------------------------------------------------------------------------------------------- ---------------------
  Domestic sales                                                  645.1               640.9        -0.7%      883.0       -0.4%
  Overseas sales                                                  751.7               746.1        -0.7%    1,037.0        2.0%
Net sales                                                       1,396.8             1,387.0        -0.7%    1,920.0        0.9%
Gross profit                                                      568.2               563.4        -0.9%      765.0        1.6%
Operating income (loss)                                           -37.0                40.4          --        75.0         --
Income (loss) before income taxes                                 -48.5                36.2          --        67.5         --
Net income (loss) attributable to Ricoh Company, Ltd.             -53.1                17.3          --        36.0         --
-------------------------------------------------------------------------------------------------------- ---------------------
Exchange rate (Yen/US$)                                           79.00               80.05        1.05       81.29       2.21
Exchange rate (Yen/EURO)                                         110.71              102.26       -8.45      105.44      -3.61
-------------------------------------------------------------------------------------------------------- ---------------------
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                             -73.31               23.86       97.17       49.65     111.07
Net income (loss) attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                           -73.31                  --          --          --         --
-------------------------------------------------------------------------------------------------------- ---------------------
Cash flows from operating activities                              -25.6                28.3        53.9          --         --
Cash flows from investing activities                              -88.8               -76.2        12.6          --         --
Cash flows from financing activities                              102.6                25.4       -77.2          --         --
Cash and cash equivalents at end of period                        151.8               134.4       -17.4          --         --
-------------------------------------------------------------------------------------------------------- ---------------------
Capital expenditures                                               53.9                61.1         7.1        79.0        5.7
Depreciation for tangible fixed assets                             46.8                44.5        -2.2        60.0       -4.9
R&D expenditures                                                   89.3                82.1        -7.1       113.0       -6.0
-------------------------------------------------------------------------------------------------------- ---------------------

                                                            March 31, 2012     December 31, 2012  Change
--------------------------------------------------------------------------------------------------------
Total assets                                                    2,289.3             2,343.0        53.7
Ricoh Company, Ltd. shareholders' equity                          822.7               845.6        22.9
Interest-bearing debt                                             741.8               789.1        47.2
--------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)                 35.9                36.1         0.2
--------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)       1,134.64            1,166.31       31.67
--------------------------------------------------------------------------------------------------------

(2)  Three months ended December 31, 2011 and 2012

----------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended
                                                  December 31, 2011  December 31, 2012
                                                       Results            Results       Change
----------------------------------------------------------------------------------------------
  Domestic sales                                          210.5               210.1      -0.2%
  Overseas sales                                          247.1               259.4       5.0%
Net sales                                                 457.7               469.6       2.6%
Gross profit                                              181.4               188.9       4.2%
Operating income (loss)                                   -34.9                13.0        --
Income (loss) before income taxes                         -38.8                11.7        --
Net income (loss) attributable to Ricoh Company,
  Ltd.                                                    -44.3                 5.5        --
---------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                   77.39               81.27      3.88
Exchange rate (Yen/EURO)                                 104.29              105.43      1.14
---------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh Company,
  Ltd. shareholders per share-basic (yen)                -61.19                7.71     68.90
Net income (loss) attributable to Ricoh Company,
  Ltd. shareholders per share-diluted (yen)              -61.19                  --        --
---------------------------------------------------------------------------------------------
Capital expenditures                                       17.0                19.7       2.6
Depreciation for tangible fixed assets                     15.9                13.9      -2.0
R&D expenditures                                           29.5                27.4      -2.1
---------------------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

*  The Company bases the forecast estimates for the fiscal year ending
   March 31, 2013 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

* During the previous fiscal year, Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated consolidated financial statements for the third quarter of fiscal year 2011.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2012 (U.S. GAAP FINANCIAL INFORMATION)

1.  RESULTS FOR THE PERIOD FROM APRIL 1, 2012 TO DECEMBER 31, 2012

(1) Operating Results

                                                                       (Millions of yen)
----------------------------------------------------------------------------------------
                                                 Third Quarter ended Third Quarter ended
                                                  December 31, 2011   December 31, 2012
----------------------------------------------------------------------------------------
Net sales                                             1,396,867           1,387,099
   (% change from the previous corresponding
     period)                                               -5.3                -0.7
Operating income (loss)                                 -37,008              40,483
   (% change from the previous corresponding
     period)                                                 --                  --
Income (loss) before income taxes                       -48,569              36,274
   (% change from the previous corresponding
     period)                                                 --                  --
Net income (loss) attributable to Ricoh
  Company, Ltd.                                         -53,185              17,302
   (% change from the previous corresponding
     period)                                                 --                  --
Net income (loss) attributable to Ricoh
  Company, Ltd. shareholders per share-basic
  (yen)                                                  -73.31               23.86
Net income (loss) attributable to Ricoh
  Company, Ltd. shareholders per share-diluted
  (yen)                                                  -73.31                  --
----------------------------------------------------------------------------------------

Notes:
i. Comprehensive income: Yen 41,526 million (- %) (Yen -99,140 million (- %) in income in previous fiscal year)
ii. During the previous fiscal year, Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements for the third quarter of fiscal year 2011.

(2) Financial Position

                                                                      (Millions of yen)
---------------------------------------------------------------------------------------
                                                       March 31, 2012 December 31, 2012
---------------------------------------------------------------------------------------
Total assets                                             2,289,358        2,343,072
Total equity                                               879,018          904,600
Ricoh Company, Ltd. shareholders' equity                   822,704          845,632
Ricoh Company, Ltd. shareholders' equity ratio (%)            35.9             36.1
---------------------------------------------------------------------------------------

2.  DIVIDEND INFORMATION

--------------------------------------------------------------------------------------
                                                           Year ended    Year ending
                                                         March 31, 2012 March 31, 2013
                                                           (Results)      (Forecast)
--------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)                 25.00          29.00
   Interim (yen)                                             16.50          12.50
   Year-end (yen)                                             8.50          16.50
--------------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2012 TO MARCH 31, 2013

                                                                     (Millions of yen)
--------------------------------------------------------------------------------------
                                                                        Year ending
                                                                      March 31, 2013
--------------------------------------------------------------------------------------
Net sales                                                                1,920,000
Operating income                                                            75,000
Income before income taxes                                                  67,500
Net income attributable to Ricoh Company, Ltd.                              36,000
Net income attributable to Ricoh Company, Ltd. shareholders per
  share (yen)                                                                49.65
--------------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Adoption of concise quarterly accounting method or procedure: No

(3) Changes in accounting method: Yes

* For details see "4.Others" on page 5.

(4) Number of common stock outstanding (including treasury stock):

As of December 31, 2012   744,912,078 shares        As of March 31, 2012      744,912,078 shares

(5) Number of treasury stock:

As of December 31, 2012   19,860,338 shares         As of March 31, 2012      19,831,060 shares

(6) Average number of common stock:

As of December 31, 2012   725,069,001 shares        As of December 31, 2011   725,500,788 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the third quarter of fiscal year 2012 (the nine months period from April 1, 2012 to December 31, 2012) decreased by 0.7% as compared to the previous corresponding period, to Yen 1,387.0 billion. During this period, the average yen exchange rates were Yen 80.05 against the U.S. dollar (down Yen 1.05) and Yen 102.26 against the Euro (up Yen 8.45). Net sales would have increased by 0.7% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy has shown signs of gradual recovery with the increase in demand relating to the recovery and restoration of the areas affected by the Great East Japan Earthquake. However, with the continued strength of the Yen against the U.S. dollar and the Euro along with the continued worry of a global slowdown, the economic environment remained fairly stagnant for most of the third quarter. The higher expectations arising from the economic recovery plans introduced by the LDP has helped to weaken the Yen and increase the stock prices during the end of the third quarter, but the overall economic outlook still remains unpredictable. Under such conditions, domestic sales in the Imaging & Solutions segment and the Industrial Products segment decreased from the previous corresponding period. The Other segment increased compared to the previous corresponding period due to the additional sales contribution from Pentax Ricoh Imaging Co., Ltd. Overall, domestic sales decreased by 0.7% compared to the previous corresponding period.

Outside of the domestic market, the U.S. economy is showing signs of a modest recovery but the European economy remains stagnant under the prolonged Euro-debt crisis along with the economic slowdown in China and the rest of the emerging markets. These economic conditions together with the strong Yen have affected the overseas sales of Ricoh.

As for overseas sales by region, sales in the Americas increased by 1.9% compared to the previous corresponding period (an increase of 0.6% excluding foreign currency exchange fluctuation), sales in Europe, Middle East and Africa decreased by 5.5% due to the continued economic uncertainties in the region along with the strong Yen against the Euro (an increase of 2.3% excluding foreign currency exchange fluctuation). Sales in Other region, which includes China, South East Asia and Oceania, increased by 5.1% (an increase of 5.0%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market decreased by 0.7% compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 1.8% compared to the previous corresponding period.

Although continued cost reduction activities have helped to reduce overall cost of the company, gross profit decreased by 0.9% as compared to the previous corresponding period, to Yen 563.4 billion due to the decrease in sales and the strong Yen.

The group-wide activities to streamline costs have contributed significantly in reducing selling, general and administrative expenses. The costs related to these activities have decreased in total for the first three quarters of 2012, compared to the previous corresponding period. Furthermore, due to the impairment of long-lived assets and goodwill during the previous third quarter, the selling, general and administrative expenses decreased by 13.6% as compared to the previous corresponding period to Yen 522.9 billion.

As a result, operating income increased to Yen 40.4 billion (operating loss was Yen 37.0 billion for the previous corresponding period).

Other (income) and expenses have improved this quarter compared to the previous corresponding period due to reduced losses from securities revaluation and the decrease in foreign exchange loss. As a result, income before income taxes increased as compared to the previous corresponding period; to Yen 36.2 billion (loss before income taxes was Yen 48.5 billion for the previous corresponding period).

Consequently, net income attributable to Ricoh Company, Ltd. increased by Yen
70.4 billion as compared to the previous corresponding period; to Yen 17.3 billion (net loss was Yen 53.1 billion for the previous corresponding period).

Comprehensive income increased due primarily by the increase in net income and the increase of cumulative translation adjustments.

*Conditions by Product Line

Conditions by Product Line for nine months ended December 31, 2012 are as follows;

Imaging & Solutions (Sales down 1.5% to Yen 1,207.2 billion)
------------------------------------------------------------

   Office Imaging (Sales down 2.1% to Yen 951.7 billion)
   -----------------------------------------------------

   Sales in this category decreased by 2.1% as compared to the previous corresponding period, to Yen 951.7 billion. The sales would have decreased by 0.4% excluding the effects of foreign currency fluctuations.
   While sales of monochome printers increased, the sales of color and monochome PPCs and MFPs decreased as compared to the previous corresponding period.

   Production Printing (Sales down 5.3% to Yen 104.7 billion)
   ----------------------------------------------------------

   Despite the increase in the sales of cut sheet products, sales in this category decreased by 5.3% as compared to the previous corresponding period, to Yen 104.7 billion due to the decrease in the sales of solution services in the overseas market.

   Network System Solutions (Sales up 5.1% to Yen 150.7 billion)
   -------------------------------------------------------------

   Sales in this category increased by 5.1% as compared to the previous corresponding period, to Yen 150.7 billion due primarily to the increase in overseas sales of IT services.

As a result, sales in the Imaging & Solutions segment decreased by 1.5% as compared to the previous corresponding period, to Yen 1,207.2 billion. Impairment of long-lived assets and goodwill during the previous third quarter along with the decrease in restructuring costs that contributed to the decrease in selling, general and administrative expenses in the current third quarter have both contributed to a significant improvement of our operating income compared to the previous corresponding period, to Yen 91.8 billion.

Industrial Products (Sales down 6.3% to Yen 70.2 billion)
---------------------------------------------------------

Sales in the Industrial Products segment decreased by 6.3%, as compared to the previous corresponding period, to Yen 70.2 billion. Sales of thermal media products increased from the previous corresponding period but the sales of semiconductor devices and electronic components decreased as compared to the previous corresponding period. The group-wide activities to streamline costs has contributed to the decrease in selling, general and administrative expenses, which also helped to reduce operating loss for this segment to a total of Yen 0.4 billion (operating loss was Yen 2.5 billion for the previous corresponding period).

Other (Sales up 13.9% to Yen 109.6 billion)
-------------------------------------------

Net sales in the Other segment increased by 13.9% as compared to the previous corresponding period, to Yen 109.6 billion due to contribution in sales from Pentax Ricoh Imaging Co., Ltd. As a result operating loss in the Other segment amounted to Yen 2.3 billion (operating loss was Yen 3.0 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, cash and time deposits decreased compared to the previous corresponding period. Furthermore, foreign currency translation amount increased due to the depreciation of the Yen near the end of the fiscal quarter. As a result, total assets increased by Yen 53.7 billion, to Yen 2,343.0 billion.

For Liabilities, trade payables decreased in the domestic market and interest-bearing debt increased compared to the previous corresponding period. As a result, total liabilities increased by Yen 28.1 billion, to Yen 1,438.4 billion.

For Total Equity, the accumulated other comprehensive loss decreased due primarily to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity increased by Yen 25.5 billion from the end of the previous fiscal year, to Yen 904.6 billion.

*Cash Flows (Nine months from April 1, 2012 to December 31, 2012)

Due to increases current net income before tax, net cash provided by operating activities in this period increased by Yen 53.9 billion as compared to the previous corresponding period, to Yen 28.3 billion.

Net cash used in investing activities increased this quarter due to expenditures for PP&E. However, due to purchase of business in the previous corresponding period, net cash used in investing activities decreased by Yen
12.6 billion, as compared to the previous corresponding period, to Yen 76.2 billion.

Free cash outflows generated by operating and investing activities decreased by Yen 66.5 billion, compared to the previous corresponding period, resulting in a negative free cash flow of Yen 47.9 billion.

Net cash provided by financing activities in this period amounted to Yen 25.4 billion, due primarily to the increase in interest-bearing debt.

As a result, cash and cash equivalents as of December 31, 2012 decreased by Yen
21.8 billion as compared to the end of the previous fiscal year, to Yen 134.4 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

Based upon the changes in the business environment (i.e. exchange rate fluctuation) along with the third quarter business results, Ricoh will revise its forecast upwards for sales, gross profit, operating income, income before income taxes and net income attributable to Ricoh Company, Ltd from those previously announced in October.

Furthermore, in order to more accurately reflect the recent fluctuation in the exchange rate, Ricoh assumes exchange rates of Yen 85.00 against the U.S. dollar and of Yen 115.00 against the Euro in the fourth quarter.

Our performance forecast for fiscal year 2012 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2013
US$ 1 = Yen 81.29 (Yen 79.08 in previous fiscal year)
EURO 1 = Yen 105.44 (Yen 109.05 in previous fiscal year)

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                                          Year ended    Year ending
                                                        March 31, 2012 March 31, 2013
                                                          (Results)      (Forecast)   Change
--------------------------------------------------------------------------------------------
   Domestic sales                                            886.4          883.0      -0.4%
   Overseas sales                                          1,017.0        1,037.0       2.0%
Net sales                                                  1,903.4        1,920.0       0.9%
Gross profit                                                 752.6          765.0       1.6%
Operating income (loss)                                      -18.0           75.0        --
Income (loss) before income taxes                            -31.9           67.5        --
Net income (loss) attributable to Ricoh Company, Ltd.        -44.5           36.0        --
--------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2013 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Adoption of concise quarterly accounting method or procedure:

Not applicable

(3) Changes in accounting method:

Ricoh adopted Accounting Standards Codification/TM/ 220 as from April 1 2012, which was revised based on Accounting Standards Update (ASU) 2011-05 and 2011-12. ASU 2011-05 requires an entity to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. This ASU also requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-12 defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-05.

Ricoh has presented this requirement in two separate, but consecutive statements. Management believes this adoption has not made a material effect on Ricoh's consolidated financial statements.

The Company and its most of subsidiaries in Japan changed depreciation method of property, plant and equipment from declining-balance method to straight-line method for the period beginning after April 1, 2012. Management believes that straight-line method is appropriate in line with future use of property, plant and equipment.

The effect generated from this change will be accounted for the periods onward because the change in depreciation method is applicable to the change in accounting estimate.

Management believes this change has not made a material effect on Ricoh's consolidated financial statements.

During the previous fiscal year, Ricoh has accounted for subsidiaries that changed their fiscal year-ends from December 31 to March 31 as if their fiscal year-ends in prior years were March 31 and has restated prior-year consolidated financial statements for the third quarter of fiscal year 2011.

5.  CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                     March 31, 2012 December 31, 2012       Change
-------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                   158,671           138,425       -20,246
   Trade receivables                                        686,930           709,822        22,892
   Inventories                                              195,009           212,155        17,146
   Other current assets                                      65,896            63,003        -2,893
Total Current Assets                                      1,106,506         1,123,405        16,899
Fixed Assets
   Tangible fixed assets                                    268,527           281,630        13,103
   Finance receivables                                      468,004           482,717        14,713
   Other investments                                        446,321           455,320         8,999
Total Fixed Assets                                        1,182,852         1,219,667        36,815
-------------------------------------------------------------------------------------------------------
Total Assets                                              2,289,358         2,343,072        53,714
-------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;                  March 31, 2012 December 31, 2012
   Cash and cash equivalents                                156,210           134,408
   Time deposits                                              2,461             4,017

Liabilities and Equity                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------
                                                     March 31, 2012 December 31, 2012       Change
-------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                           252,209           235,568       -16,641
   Short-term borrowings                                    216,432           224,116         7,684
   Other current liabilities                                204,383           196,729        -7,654
Total Current Liabilities                                   673,024           656,413       -16,611
Fixed Liabilities
   Long-term indebtedness                                   525,435           565,020        39,585
   Accrued pension and severance costs                      164,757           163,354        -1,403
   Other fixed liabilities                                   47,124            53,685         6,561
Total Fixed Liabilities                                     737,316           782,059        44,743
-------------------------------------------------------------------------------------------------------
Total Liabilities                                         1,410,340         1,438,472        28,132
-------------------------------------------------------------------------------------------------------
Equity
   Common stock                                             135,364           135,364            --
   Additional paid-in capital                               186,083           186,083            --
   Retained earnings                                        742,549           744,618         2,069
   Accumulated other comprehensive loss                    -204,175          -183,302        20,873
   Treasury stock                                           -37,117           -37,131           -14
Total Ricoh Company, Ltd.
  shareholders' equity                                      822,704           845,632        22,928
Noncontrolling interests                                     56,314            58,968         2,654
-------------------------------------------------------------------------------------------------------
Total Equity                                                879,018           904,600        25,582
-------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                              2,289,358         2,343,072        53,714
-------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;                March 31, 2012 December 31, 2012        Change
   Net unrealized holding gains on
     available-for-sale securities                            3,681             3,234          -447
   Pension liability adjustments                            -67,578           -68,339          -761
   Net unrealized losses on derivative
     instruments                                             -1,153            -1,268          -115
   Cumulative translation adjustments                      -139,125          -116,929        22,196

       Reference: Exchange rate                      March 31, 2012 December 31, 2012
                  US$ 1                                   Yen 82.19         Yen 86.58
                  EURO 1                                 Yen 109.80        Yen 114.71

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF INCOME

Third Quarter ended December 31, 2011 and 2012                                                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                     Third Quarter ended Third Quarter ended
                                                                      December 31, 2011   December 31, 2012  Change      %
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                     1,396,867           1,387,099   -9,768    -0.7
Cost of sales                                                                   828,609             823,697   -4,912    -0.6
       Percentage of net sales (%)                                                 59.3                59.4
Gross Profit                                                                    568,258             563,402   -4,856    -0.9
       Percentage of net sales (%)                                                 40.7                40.6
Selling, general and administrative expenses                                    605,266             522,919  -82,347   -13.6
       Percentage of net sales (%)                                                 43.3                37.7
Operating income (loss)                                                         -37,008              40,483   77,491      --
       Percentage of net sales (%)                                                 -2.6                 2.9
Other (income) expenses
   Interest and dividend income                                                   2,017               1,916     -101    -5.0
       Percentage of net sales (%)                                                  0.1                 0.1
   Interest expense                                                               4,971               5,047       76     1.5
       Percentage of net sales (%)                                                  0.4                 0.4
   Other, net                                                                     8,607               1,078   -7,529   -87.5
       Percentage of net sales (%)                                                  0.6                 0.0
Income (Loss) before income taxes, equity income and noncontrolling
  interests                                                                     -48,569              36,274   84,843      --
       Percentage of net sales (%)                                                 -3.5                 2.6
Provision for income taxes                                                        1,263              15,510   14,247      --
       Percentage of net sales (%)                                                  0.1                 1.1
Equity in earnings of affiliates                                                     17                  47       30   176.5
       Percentage of net sales (%)                                                  0.0                 0.0
Consolidated net income (loss)                                                  -49,815              20,811   70,626      --
       Percentage of net sales (%)                                                 -3.6                 1.5
Net income (loss) attributable to noncontrolling interests                        3,370               3,509      139     4.1
       Percentage of net sales (%)                                                  0.2                 0.3
Net income (loss) attributable to Ricoh Company, Ltd.                           -53,185              17,302   70,487      --
       Percentage of net sales (%)                                                 -3.8                 1.2
------------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate                                      December 31, 2011   December 31, 2012
                   US$ 1                                                      Yen 79.00           Yen 80.05
                   EURO 1                                                    Yen 110.71          Yen 102.26

Three months ended December 31, 2011 and 2012                                                              (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended Three months ended
                                                                     December 31, 2011  December 31, 2012  Change      %
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      457,785            469,632   11,847     2.6
Cost of sales                                                                  276,379            280,636    4,257     1.5
       Percentage of net sales (%)                                                60.4               59.8
Gross Profit                                                                   181,406            188,996    7,590     4.2
       Percentage of net sales (%)                                                39.6               40.2
Selling, general and administrative expenses                                   216,381            175,901  -40,480   -18.7
       Percentage of net sales (%)                                                47.2               37.4
Operating income (loss)                                                        -34,975             13,095   48,070      --
       Percentage of net sales (%)                                                -7.6                2.8
Other (income) expenses
   Interest and dividend income                                                    514                380     -134   -26.1
       Percentage of net sales (%)                                                 0.1                0.1
   Interest expense                                                              1,541              1,492      -49    -3.2
       Percentage of net sales (%)                                                 0.4                0.3
   Other, net                                                                    2,843                199   -2,644   -93.0
       Percentage of net sales (%)                                                 0.6                0.1
Income (Loss) before income taxes, equity income and noncontrolling
  interests                                                                    -38,845             11,784   50,629      --
       Percentage of net sales (%)                                                -8.5                2.5
Provision for income taxes                                                       4,346              5,109      763    17.6
       Percentage of net sales (%)                                                 0.9                1.1
Equity in earnings of affiliates                                                    18                -10      -28      --
       Percentage of net sales (%)                                                 0.0               -0.0
Consolidated net income (loss)                                                 -43,173              6,665   49,838      --
       Percentage of net sales (%)                                                -9.4                1.4
Net income (loss) attributable to noncontrolling interests                       1,220              1,076     -144   -11.8
       Percentage of net sales (%)                                                 0.3                0.2
Net income (loss) attributable to Ricoh Company, Ltd.                          -44,393              5,589   49,982      --
       Percentage of net sales (%)                                                -9.7                1.2
----------------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate                                     December 31, 2011  December 31, 2012
                   US$ 1                                                     Yen 77.39          Yen 81.27
                   EURO 1                                                   Yen 104.29         Yen 105.43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Third Quarter ended December 31, 2011 and 2012                                                   (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                         Third Quarter ended Third Quarter ended
                                                          December 31, 2011   December 31, 2012       Change
------------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                      -49,815              20,811        70,626
Other comprehensive income (loss), net of tax
   Net unrealized holding losses on
     available-for-sale securities                                   -1,265                -449           816
   Pension liability adjustments                                     -1,589                -747           842
   Net unrealized losses on derivative
     instruments                                                       -283                -117           166
   Foreign currency translation adjustments                         -46,188              22,028        68,216
                                                                    -49,325              20,715        70,040
Comprehensive gain (loss)                                           -99,140              41,526       140,666
Comprehensive income attributable to
  noncontrolling interests                                            3,209               3,351           142
Comprehensive gain (loss) attributable to
  Ricoh Company, Ltd.                                              -102,349              38,175       140,524
------------------------------------------------------------------------------------------------------------------

       Reference: Exchange rate                           December 31, 2011   December 31, 2012
                  US$ 1                                           Yen 79.00           Yen 80.05
                  EURO 1                                         Yen 110.71          Yen 102.26

Three months ended December 31, 2011 and 2012                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                           Three months ended Three months ended
                                                           December 31, 2011  December 31, 2012       Change
------------------------------------------------------------------------------------------------------------------
Consolidated net income (loss)                                       -43,173              6,665       49,838
Other comprehensive income (loss), net of tax
   Net unrealized holding gains on
     available-for-sale securities                                     1,170              1,040         -130
   Pension liability adjustments                                      -1,033             -4,195       -3,162
   Net unrealized gains (losses) on derivative
     instruments                                                        -256                175          431
   Foreign currency translation adjustments                           -1,234             50,876       52,110
                                                                      -1,353             47,896       49,249
Comprehensive gain (loss)                                            -44,526             54,561       99,087
Comprehensive income attributable to
  noncontrolling interests                                             1,203              1,204            1
Comprehensive gain (loss) attributable to
  Ricoh Company, Ltd.                                                -45,729             53,357       99,086
------------------------------------------------------------------------------------------------------------------

       Reference: Exchange rate                            December 31, 2011  December 31, 2012
                  US$ 1                                            Yen 77.39          Yen 81.27
                  EURO 1                                          Yen 104.29         Yen 105.43

CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2011 and 2012                                                   (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                         Third Quarter ended Third Quarter ended
                                                          December 31, 2011   December 31, 2012  Change      %
------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Office Imaging                                                      971,707             951,753  -19,954    -2.1
       Percentage of net sales (%)                                     69.6                68.6
Production Printing                                                 110,642             104,774   -5,868    -5.3
       Percentage of net sales (%)                                      7.9                 7.6
Network System Solutions                                            143,367             150,714    7,347     5.1
       Percentage of net sales (%)                                     10.3                10.9
Imaging & Solutions Total                                         1,225,716           1,207,241  -18,475    -1.5
       Percentage of net sales (%)                                     87.8                87.1
------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                  74,903              70,201   -4,702    -6.3
       Percentage of net sales (%)                                      5.4                 5.1
------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                96,248             109,657   13,409    13.9
       Percentage of net sales (%)                                      6.8                 7.8
------------------------------------------------------------------------------------------------------------------
Grand Total                                                       1,396,867           1,387,099   -9,768    -0.7
       Percentage of net sales (%)                                    100.0               100.0
------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate                          December 31, 2011   December 31, 2012
                   US$ 1                                          Yen 79.00           Yen 80.05
                   EURO 1                                        Yen 110.71          Yen 102.26

Three months ended December 31, 2011 and 2012                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                           Three months ended Three months ended
                                                           December 31, 2011  December 31, 2012  Change     %
------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Office Imaging                                                       313,222            325,473  12,251     3.9
       Percentage of net sales (%)                                      68.4               69.3
Production Printing                                                   37,873             35,339  -2,534    -6.7
       Percentage of net sales (%)                                       8.3                7.5
Network System Solutions                                              45,312             48,792   3,480     7.7
       Percentage of net sales (%)                                       9.9               10.4
Imaging & Solutions Total                                            396,407            409,604  13,197     3.3
       Percentage of net sales (%)                                      86.6               87.2
------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                   24,314             22,764  -1,550    -6.4
       Percentage of net sales (%)                                       5.3                4.8
------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                 37,064             37,264     200     0.5
       Percentage of net sales (%)                                       8.1                8.0
------------------------------------------------------------------------------------------------------------------
Grand Total                                                          457,785            469,632  11,847     2.6
       Percentage of net sales (%)                                     100.0              100.0
------------------------------------------------------------------------------------------------------------------
       Reference : Exchange rate                           December 31, 2011  December 31, 2012
                   US$ 1                                           Yen 77.39          Yen 81.27
                   EURO 1                                         Yen 104.29         Yen 105.43

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser printers, digital duplicators, facsimile, scanners, related parts & supplies, services, support and software
Production Printing       Cut sheet printer, continuous feed printer, related parts &
                          supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor devices and electronic components
Other                     Digital cameras

*Product Category and product lines included in Product Category was changed in this fiscal year.
Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.
The above reclassification was made to the prior year's figures.

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Third Quarter ended December 31, 2011 and 2012                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                              Third Quarter ended Third Quarter ended
                                               December 31, 2011   December 31, 2012  Change          %
---------------------------------------------------------------------------------------------------------------
[Domestic]                                               645,108             640,902   -4,206       -0.7
   Percentage of net sales (%)                              46.2                46.2
[Overseas]                                               751,759             746,197   -5,562       -0.7
   Percentage of net sales (%)                              53.8                53.8
         The Americas                                    347,156             353,827    6,671        1.9
           Percentage of net sales (%)                      24.9                25.5
         Europe, Middle East and Africa                  311,360             294,340  -17,020       -5.5
           Percentage of net sales (%)                      22.3                21.2
         Other                                            93,243              98,030    4,787        5.1
           Percentage of net sales (%)                       6.6                 7.1
Grand Total                                            1,396,867           1,387,099   -9,768       -0.7
   Percentage of net sales (%)                             100.0               100.0
---------------------------------------------------------------------------------------------------------------
       Reference: Exchange rate                December 31, 2011   December 31, 2012
                  US$ 1                                Yen 79.00           Yen 80.05
                  EURO 1                              Yen 110.71          Yen 102.26

Three months ended December 31, 2011 and 2012                                              (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                              Three months ended Three months ended
                                              December 31, 2011  December 31, 2012  Change         %
------------------------------------------------------------------------------------------------------------
[Domestic]                                              210,593            210,140    -453       -0.2
   Percentage of net sales (%)                             46.0               44.7
[Overseas]                                              247,192            259,492  12,300        5.0
   Percentage of net sales (%)                             54.0               55.3
         The Americas                                   112,762            119,508   6,746        6.0
           Percentage of net sales (%)                     24.6               25.4
         Europe, Middle East and Africa                 103,411            107,177   3,766        3.6
           Percentage of net sales (%)                     22.6               22.8
         Other                                           31,019             32,807   1,788        5.8
           Percentage of net sales (%)                      6.8                7.1
Grand Total                                             457,785            469,632  11,847        2.6
   Percentage of net sales (%)                            100.0              100.0
------------------------------------------------------------------------------------------------------------
       Reference: Exchange rate               December 31, 2011  December 31, 2012
                  US$ 1                               Yen 77.39          Yen 81.27
                  EURO 1                             Yen 104.29         Yen 105.43

*Geographic area was changed in this fiscal year.
Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      Third Quarter ended   Third Quarter ended
                                                                       December 31, 2011     December 31, 2012
---------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income (loss)                                           -49,815               20,811
   Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities-
       Depreciation and amortization                                         65,887               62,918
       Equity in earnings of affiliates, net of dividends
         received                                                               -17                  -47
       Deferred income taxes                                                -14,489                1,935
       Loss on impairment of long-lived assets                                9,898                  420
       Loss on impairment of securities                                       5,024                  120
       Loss on impairment of goodwill                                        27,464                   --
       Pension and severance costs, less payments                            -5,535               -2,843
     Changes in assets and liabilities-
       Increase (Decrease) in trade receivables                              16,436               -4,714
       Increase in inventories                                              -32,466               -9,259
       Increase in finance receivables                                      -13,229              -12,800
       Decrease in trade payables                                           -22,075              -15,464
       Decrease in accrued income taxes and accrued expenses and
         other                                                              -27,672              -17,068
     Other, net                                                              14,952                4,331
---------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) operating activities                      -25,637               28,340
---------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                     826                1,399
       Expenditures for property, plant and equipment, including
         interest capitalized                                               -53,968              -61,156
       Expenditures for intangible fixed asset including
         interest capitalized                                               -10,664               -8,340
       Payments for purchases of available-for-sale securities                 -127                  -91
       Proceeds from sales of available-for-sale securities                      32                   64
       Increase in time deposits                                               -631               -1,276
       Purchase of business, net of cash acquired                           -15,089               -2,118
       Other, net                                                            -9,278               -4,768
---------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                     -88,899              -76,286
---------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                  81,396               68,441
       Repayment of long-term indebtedness                                  -59,102              -29,673
       Decrease (Increase) in short-term borrowings, net                    105,094              -17,436
       Proceeds from issuance of long-term debt securities                       --               20,000
       Repayment of long-term debt securities                                  -226                   --
       Dividends paid                                                       -23,942              -15,226
       Payment for purchase of treasury stock                                   -20                   -8
       Other, net                                                              -585                 -694
---------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                                102,615               25,404
---------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents             -8,413                  740
---------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                -20,334              -21,802
---------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                          172,221              156,210
---------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                             151,887              134,408
---------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

Not applicable

(5) SEGMENT INFORMATION

(a) Operating Segments Information

Third Quarter ended December 31, 2011 and 2012                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                              Third Quarter ended Third Quarter ended
                                                               December 31, 2011   December 31, 2012  Change      %
-----------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                       1,225,716           1,207,241      -18,475    -1.5
      Intersegment                                                        --                  --           --      --
      Total                                                        1,225,716           1,207,241      -18,475    -1.5
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                               1,206,085           1,115,362      -90,723    -7.5
-----------------------------------------------------------------------------------------------------------------------
  Operating income                                                    19,631              91,879       72,248   368.0
      Operating income on sales in Imaging & Solutions (%)               1.6                 7.6
-----------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                          74,903              70,201       -4,702    -6.3
      Intersegment                                                     3,688               3,200         -488   -13.2
      Total                                                           78,591              73,401       -5,190    -6.6
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                  81,142              73,846       -7,296    -9.0
-----------------------------------------------------------------------------------------------------------------------
  Operating loss                                                      -2,551                -445        2,106      --
      Operating loss on sales in Industrial Products (%)                -3.2                -0.6
-----------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                          96,248             109,657       13,409    13.9
      Intersegment                                                        --                  --           --      --
      Total                                                           96,248             109,657       13,409    13.9
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                  99,297             112,025       12,728    12.8
-----------------------------------------------------------------------------------------------------------------------
  Operating loss                                                      -3,049              -2,368          681      --
      Operating loss on sales in Other (%)                              -3.2                -2.2
-----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                    -3,688              -3,200          488
      Total                                                           -3,688              -3,200          488      --
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                    -3,688              -3,200          488
      Corporate                                                       51,039              48,583       -2,456
      Total                                                           47,351              45,383       -1,968      --
-----------------------------------------------------------------------------------------------------------------------
  Operating loss                                                     -51,039             -48,583        2,456      --
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                       1,396,867           1,387,099       -9,768    -0.7
      Intersegment                                                        --                  --           --      --
      Total                                                        1,396,867           1,387,099       -9,768    -0.7
-----------------------------------------------------------------------------------------------------------------------
  Operating expenses                                               1,433,875           1,346,616      -87,259    -6.1
-----------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                            -37,008              40,483       77,491      --
      Operating income (loss) on consolidated net sales (%)             -2.6                 2.9
-----------------------------------------------------------------------------------------------------------------------

*Certain products were reclassified into segment "Imaging & Solutions" and "Industrial Products" from "Other" in this fiscal year. The above reclassification was made to the prior year's figures.

Three months ended December 31, 2011 and 2012                                                             (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended Three months ended
                                                                    December 31, 2011  December 31, 2012  Change      %
---------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                             396,407            409,604        13,197     3.3
      Intersegment                                                            --                 --            --      --
      Total                                                              396,407            409,604        13,197     3.3
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     413,830            377,318       -36,512    -8.8
---------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                -17,423             32,286        49,709      --
      Operating income (loss) on sales in Imaging & Solutions (%)           -4.4                7.9
---------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                              24,314             22,764        -1,550    -6.4
      Intersegment                                                         1,424              1,148          -276   -19.4
      Total                                                               25,738             23,912        -1,826    -7.1
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                      26,133             23,699        -2,434    -9.3
---------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                   -395                213           608      --
      Operating income (loss) on sales in Industrial Products (%)           -1.5                0.9
---------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                              37,064             37,264           200     0.5
      Intersegment                                                            --                 --            --      --
      Total                                                               37,064             37,264           200     0.5
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                      37,628             38,889         1,261     3.4
---------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                            -564             -1,625        -1,061      --
      Operating loss on sales in Other (%)                                  -1.5               -4.4
---------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                        -1,424             -1,148           276
      Total                                                               -1,424             -1,148           276      --
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                        -1,424             -1,148           276
      Corporate                                                           16,593             17,779         1,186
      Total                                                               15,169             16,631         1,462      --
---------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                         -16,593            -17,779        -1,186      --
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                             457,785            469,632        11,847     2.6
      Intersegment                                                            --                 --            --      --
      Total                                                              457,785            469,632        11,847     2.6
---------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     492,760            456,537       -36,223    -7.4
---------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                -34,975             13,095        48,070      --
      Operating income (loss) on consolidated net sales (%)                 -7.6                2.8
---------------------------------------------------------------------------------------------------------------------------

*Certain products were reclassified into segment "Imaging & Solutions" and "Industrial Products" from "Other" in this fiscal year. The above reclassification was made to the prior year's figures.

(b) Geographic Segments Information

Third Quarter ended December 31, 2011 and 2012                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                   Third Quarter ended Third Quarter ended
                                                                    December 31, 2011   December 31, 2012  Change      %
----------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                                 653,143             652,650         -493    -0.1
       Intersegment                                                       286,780             278,203       -8,577    -3.0
       Total                                                              939,923             930,853       -9,070    -1.0
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     969,794             912,933      -56,861    -5.9
----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                -29,871              17,920       47,791      --
       Operating income (loss) on sales in Japan (%)                         -3.2                 1.9
----------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                                 349,777             353,795        4,018     1.1
       Intersegment                                                         2,622               5,152        2,530    96.5
       Total                                                              352,399             358,947        6,548     1.9
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     379,002             355,196      -23,806    -6.3
----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                -26,603               3,751       30,354      --
       Operating income (loss) on sales in the Americas (%)                  -7.5                 1.0
----------------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       External customers                                                 308,332             291,776      -16,556    -5.4
       Intersegment                                                         1,323                 517         -806   -60.9
       Total                                                              309,655             292,293      -17,362    -5.6
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     296,814             275,162      -21,652    -7.3
----------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        12,841              17,131        4,290    33.4
       Operating income on sales in Europe (%)                                4.1                 5.9
----------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                                  85,615              88,878        3,263     3.8
       Intersegment                                                       117,006             138,838       21,832    18.7
       Total                                                              202,621             227,716       25,095    12.4
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     197,879             218,793       20,914    10.6
----------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         4,742               8,923        4,181    88.2
       Operating income on sales in Other (%)                                 2.3                 3.9
----------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                      -407,731            -422,710      -14,979
       Total                                                             -407,731            -422,710      -14,979      --
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    -409,614            -415,468       -5,854      --
----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                  1,883              -7,242       -9,125      --
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                               1,396,867           1,387,099       -9,768    -0.7
       Intersegment                                                            --                  --           --      --
       Total                                                            1,396,867           1,387,099       -9,768    -0.7
----------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   1,433,875           1,346,616      -87,259    -6.1
----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                -37,008              40,483       77,491      --
       Operating income (loss) on consolidated net sales (%)                 -2.6                 2.9
----------------------------------------------------------------------------------------------------------------------------

*Geographic area was changed in this fiscal year.
Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

Three months ended December 31, 2011 and 2012                                                        (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                   Three months ended Three months ended
                                                                   December 31, 2011  December 31, 2012  Change    %
----------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                                211,130            214,035        2,905   1.4
       Intersegment                                                       97,293             92,231       -5,062  -5.2
       Total                                                             308,423            306,266       -2,157  -0.7
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    323,308            301,137      -22,171  -6.9
----------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                               -14,885              5,129       20,014    --
       Operating income (loss) on sales in Japan (%)                        -4.8                1.7
----------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                                115,617            119,503        3,886   3.4
       Intersegment                                                          753              1,652          899 119.4
       Total                                                             116,370            121,155        4,785   4.1
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    137,898            118,919      -18,979 -13.8
----------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                               -21,528              2,236       23,764    --
       Operating income (loss) on sales in the Americas (%)                -18.5                1.8
----------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       External customers                                                102,692            106,308        3,616   3.5
       Intersegment                                                          213                192          -21  -9.9
       Total                                                             102,905            106,500        3,595   3.5
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    102,050            100,056       -1,994  -2.0
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                          855              6,444        5,589 653.7
       Operating income on sales in Europe (%)                               0.8                6.1
----------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                                 28,346             29,786        1,440   5.1
       Intersegment                                                       40,440             47,075        6,635  16.4
       Total                                                              68,786             76,861        8,075  11.7
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     68,680             73,501        4,821   7.0
----------------------------------------------------------------------------------------------------------------------
   Operating income                                                          106              3,360        3,254    --
       Operating income on sales in Other (%)                                0.2                4.4
----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                     -138,699           -141,150       -2,451
       Total                                                            -138,699           -141,150       -2,451    --
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   -139,176           -137,076        2,100    --
----------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                   477             -4,074       -4,551    --
----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                                457,785            469,632       11,847   2.6
       Intersegment                                                           --                 --           --    --
       Total                                                             457,785            469,632       11,847   2.6
----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    492,760            456,537      -36,223  -7.4
----------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                               -34,975             13,095       48,070    --
       Operating income (loss) on consolidated net sales (%)                -7.6                2.8
----------------------------------------------------------------------------------------------------------------------

*Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2011 and 2012                                                                 (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                    Third Quarter ended Third Quarter ended               Change excluding
                                                     December 31, 2011   December 31, 2012  Change    %   exchange impact    %
--------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Office Imaging                                              971,707             951,753  -19,954  -2.1      -3,885       -0.4
       Percentage of net sales (%)                                69.6                68.6
          Domestic                                             359,189             354,442   -4,747  -1.3      -4,747       -1.3
          Overseas                                             612,518             597,311  -15,207  -2.5         862        0.1
   Production Printing                                         110,642             104,774   -5,868  -5.3      -4,530       -4.1
       Percentage of net sales (%)                                 7.9                 7.6
          Domestic                                              23,924              24,500      576   2.4         576        2.4
          Overseas                                              86,718              80,274   -6,444  -7.4      -5,106       -5.9
   Network System Solutions                                    143,367             150,714    7,347   5.1       8,712        6.1
       Percentage of net sales (%)                                10.3                10.9
          Domestic                                             130,879             129,970     -909  -0.7        -909       -0.7
          Overseas                                              12,488              20,744    8,256  66.1       9,621       77.0
Imaging & Solutions Total                                    1,225,716           1,207,241  -18,475  -1.5         297        0.0
       Percentage of net sales (%)                                87.8                87.1
   Domestic                                                    513,992             508,912   -5,080  -1.0      -5,080       -1.0
   Overseas                                                    711,724             698,329  -13,395  -1.9       5,377        0.8
          The Americas                                         336,497             340,199    3,702   1.1        -733       -0.2
          Europe, Middle East and Africa                       297,958             279,286  -18,672  -6.3       4,350        1.5
          Other                                                 77,269              78,844    1,575   2.0       1,760        2.3
--------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                             74,903              70,201   -4,702  -6.3      -4,465       -6.0
       Percentage of net sales (%)                                 5.4                 5.1
   Domestic                                                     41,449              34,743   -6,706 -16.2      -6,706      -16.2
   Overseas                                                     33,454              35,458    2,004   6.0       2,241        6.7
          The Americas                                           9,401              10,312      911   9.7         777        8.3
          Europe, Middle East and Africa                         9,712               9,534     -178  -1.8         470        4.8
          Other                                                 14,341              15,612    1,271   8.9         994        6.9
--------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                           96,248             109,657   13,409  13.9      13,767       14.3
       Percentage of net sales (%)                                 6.8                 7.8
   Domestic                                                     89,667              97,247    7,580   8.5       7,580        8.5
   Overseas                                                      6,581              12,410    5,829  88.6       6,187       94.0
          The Americas                                           1,258               3,316    2,058 163.6       2,022      160.7
          Europe, Middle East and Africa                         3,690               5,520    1,830  49.6       2,284       61.9
          Other                                                  1,633               3,574    1,941 118.9       1,881      115.2
--------------------------------------------------------------------------------------------------------------------------------
Grand Total                                                  1,396,867           1,387,099   -9,768  -0.7       9,599        0.7
       Percentage of net sales (%)                               100.0               100.0
   Domestic                                                    645,108             640,902   -4,206  -0.7      -4,206       -0.7
       Percentage of net sales (%)                                46.2                46.2
   Overseas                                                    751,759             746,197   -5,562  -0.7      13,805        1.8
       Percentage of net sales (%)                                53.8                53.8
          The Americas                                         347,156             353,827    6,671   1.9       2,066        0.6
              Percentage of net sales
                (%)                                               24.9                25.5
          Europe, Middle East and Africa                       311,360             294,340  -17,020  -5.5       7,104        2.3
              Percentage of net sales
                (%)                                               22.3                21.2
          Other                                                 93,243              98,030    4,787   5.1       4,635        5.0
              Percentage of net sales
                (%)                                                6.6                 7.1
--------------------------------------------------------------------------------------------------------------------------------
              Reference: Exchange rate               December 31, 2011   December 31, 2012     Change
                         US$ 1                               Yen 79.00           Yen 80.05       Yen 1.05
                         EURO 1                             Yen 110.71          Yen 102.26      Yen -8.45

* Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser printers, digital duplicators, facsimile, scanners, related parts & supplies, services, support and software
Production Printing       Cut sheet printer, continuous feed printer, related parts &
                          supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor devices and electronic components
Other                     Digital cameras

*Product Category and product lines included in Product Category was changed in this fiscal year.

Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.
The above reclassification was made to the prior year's figures.

*Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

                                      A1

Three months ended December 31, 2011 and 2012                                                                 (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended              Change excluding
                                                      December 31, 2011  December 31, 2012  Change   %   exchange impact    %
-------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Office Imaging                                               313,222            325,473  12,251   3.9       5,698        1.8
       Percentage of net sales (%)                                 68.4               69.3
          Domestic                                              115,956            118,445   2,489   2.1       2,489        2.1
          Overseas                                              197,266            207,028   9,762   4.9       3,209        1.6
   Production Printing                                           37,873             35,339  -2,534  -6.7      -3,504       -9.3
       Percentage of net sales (%)                                  8.3                7.5
          Domestic                                                8,455              8,065    -390  -4.6        -390       -4.6
          Overseas                                               29,418             27,274  -2,144  -7.3      -3,114      -10.6
   Network System Solutions                                      45,312             48,792   3,480   7.7       3,512        7.8
       Percentage of net sales (%)                                  9.9               10.4
          Domestic                                               40,961             40,181    -780  -1.9        -780       -1.9
          Overseas                                                4,351              8,611   4,260  97.9       4,292       98.6
Imaging & Solutions Total                                       396,407            409,604  13,197   3.3       5,706        1.4
       Percentage of net sales (%)                                 86.6               87.2
   Domestic                                                     165,372            166,691   1,319   0.8       1,319        0.8
   Overseas                                                     231,035            242,913  11,878   5.1       4,387        1.9
          The Americas                                          108,406            114,748   6,342   5.9         818        0.8
          Europe, Middle East and Africa                         97,388            101,855   4,467   4.6       4,160        4.3
          Other                                                  25,241             26,310   1,069   4.2        -591       -2.3
-------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                              24,314             22,764  -1,550  -6.4      -1,961       -8.1
       Percentage of net sales (%)                                  5.3                4.8
   Domestic                                                      13,276             10,740  -2,536 -19.1      -2,536      -19.1
   Overseas                                                      11,038             12,024     986   8.9         575        5.2
          The Americas                                            3,182              3,428     246   7.7          78        2.5
          Europe, Middle East and Africa                          2,995              3,175     180   6.0         130        4.3
          Other                                                   4,861              5,421     560  11.5         367        7.5
-------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                            37,064             37,264     200   0.5         113        0.3
       Percentage of net sales (%)                                  8.1                8.0
   Domestic                                                      31,945             32,709     764   2.4         764        2.4
   Overseas                                                       5,119              4,555    -564 -11.0        -651      -12.7
          The Americas                                            1,174              1,332     158  13.5         100        8.5
          Europe, Middle East and Africa                          3,028              2,147    -881 -29.1        -871      -28.8
          Other                                                     917              1,076     159  17.3         120       13.1
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                                     457,785            469,632  11,847   2.6       3,858        0.8
       Percentage of net sales (%)                                100.0              100.0
   Domestic                                                     210,593            210,140    -453  -0.2        -453       -0.2
       Percentage of net sales (%)                                 46.0               44.7
   Overseas                                                     247,192            259,492  12,300   5.0       4,311        1.7
       Percentage of net sales (%)                                 54.0               55.3
          The Americas                                          112,762            119,508   6,746   6.0         996        0.9
              Percentage of net sales (%)                          24.6               25.4
          Europe, Middle East and Africa                        103,411            107,177   3,766   3.6       3,419        3.3
              Percentage of net sales (%)                          22.6               22.8
          Other                                                  31,019             32,807   1,788   5.8        -104       -0.3
              Percentage of net sales (%)                           6.8                7.1
-------------------------------------------------------------------------------------------------------------------------------
              Reference: Exchange rate                December 31, 2011  December 31, 2012     Change
                         US$ 1                                Yen 77.39          Yen 81.27      Yen 3.88
                         EURO 1                              Yen 104.29         Yen 105.43      Yen 1.14

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser printers, digital duplicators, facsimile, scanners, related parts & supplies, services, support and software
Production Printing       Cut sheet printer, continuous feed printer, related parts &
                          supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor devices and electronic components
Other                     Digital cameras

*Product Category and product lines included in Product Category was changed in this fiscal year.

Product Category in Imaging & Solutions was reclassified as Office Imaging, Production Printing and Network System Solutions in this fiscal year (Imaging Solutions and Network System Solutions as previous category).
Certain products were reclassified into Network System Solutions and Industrial Products from Other in this fiscal year.
The above reclassification was made to the prior year's figures.

*Geographic area was changed in this fiscal year.

Middle East and Africa were reclassified from Other into Europe in this fiscal year.
The reclassification was made to the prior year's figures.

                                      A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                     (Billions of yen)
----------------------------------------------------------------------------------------------------------------------
                                         Third Quarter ended        Fourth Quarter ending         Year ending
                                          December 31, 2012  Change    March 31, 2013     Change March 31, 2013 Change
                                               Results         %          Forecast          %       Forecast      %
----------------------------------------------------------------------------------------------------------------------
Net sales                                      1,387.0        -0.7          532.9           5.2     1,920.0      0.9
Gross profit                                     563.4        -0.9          201.5           9.3       765.0      1.6
Operating income (loss)                           40.4          --           34.5          82.2        75.0       --
Income (loss) before income taxes                 36.2          --           31.2          87.6        67.5       --
Net income (loss) attributable to Ricoh
  Company, Ltd.                                   17.3          --           18.6         115.7        36.0       --
----------------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to Ricoh
  Company, Ltd. shareholders per
  share-basic (yen)                              23.86          --          25.79            --       49.65       --
Net income (loss) attributable to Ricoh
  Company, Ltd. shareholders per
  share-diluted (yen)                               --          --             --            --          --       --
----------------------------------------------------------------------------------------------------------------------
Capital expenditures                              61.1                       17.9                      79.0
Depreciation for tangible fixed assets            44.5                       15.5                      60.0
R&D expenditures                                  82.1                       30.9                     113.0
----------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                          80.05                      85.00                     81.29
Exchange rate (Yen/EURO)                        102.26                     115.00                    105.44
----------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                       (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                  Fourth Quarter ending March 31, 2013     Year ending March 31, 2013
                                                  ------------------------------------     --------------------------
                                                             Change             Change          Change             Change
                                                  Forecast     %    Forecast(*)   %    Forecast   %    Forecast(*)   %
-------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Office Imaging                                  372.0       5.8     353.5      0.6  1,323.8    0.0    1,321.3    -0.1
       Domestic                                    137.8       0.3     137.8      0.3    492.2   -0.9      492.2    -0.9
       Overseas                                    234.2       9.4     215.7      0.7    831.5    0.6      829.1     0.3
   Production Printing                              39.4       4.0      37.0     -2.3    144.2   -2.9      143.2    -3.6
       Domestic                                      8.7       1.7       8.7      1.7     33.2    2.2       33.2     2.2
       Overseas                                     30.7       4.7      28.3     -3.5    111.0   -4.4      109.9    -5.3
   Network System Solutions                         59.1       5.7      58.4      4.4    209.8    5.3      210.5     5.6
       Domestic                                     51.7       0.8      51.7      0.8    181.6   -0.3      181.6    -0.3
       Overseas                                      7.4      60.0       6.7     45.1     28.1   64.5       28.8    68.4
Imaging & Solutions Total                          470.5       5.6     448.9      0.8  1,677.8    0.4    1,674.9     0.2
   Domestic                                        198.2       0.5     198.2      0.5    707.1   -0.6      707.1    -0.6
   Overseas                                        272.3       9.7     250.7      1.0    970.6    1.1      967.8     0.8
       The Americas                                127.4       8.8     118.9      1.6    467.6    3.1      454.7     0.2
       Europe, Middle East and Africa              116.3      11.0     105.2      0.4    395.6   -1.8      407.5     1.2
       Other                                        28.6       8.9      26.6      1.4    107.4    3.8      105.6     2.0
-------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                 23.0      -0.6      22.2     -4.3     93.2   -4.9       92.6    -5.6
   Domestic                                         10.9      -8.5      10.9     -8.5     45.6  -14.5       45.6   -14.5
   Overseas                                         12.1       7.6      11.3      0.2     47.6    6.4       47.0     5.1
       The Americas                                  3.5       4.7       3.4      0.2     13.8    8.4       13.5     6.2
       Europe, Middle East and Africa                3.7      12.0       3.3      0.2     13.2    1.7       13.5     3.7
       Other                                         4.9       6.6       4.6      0.1     20.5    8.3       19.9     5.3
-------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                               39.4       3.5      38.9      2.1    149.0   11.0      148.9    10.9
   Domestic                                         33.0       2.6      33.0      2.6    130.2    6.9      130.2     6.9
   Overseas                                          6.4       8.1       5.9     -0.4     18.8   50.5       18.7    49.3
       The Americas                                  1.3      12.4       1.2      3.7      4.6   91.1        4.5    85.5
       Europe, Middle East and Africa                2.1      10.2       1.9     -0.3      7.6   36.2        7.9    40.7
       Other                                         3.0       4.9       2.8     -2.1      6.6   46.3        6.3    40.6
-------------------------------------------------------------------------------------------------------------------------
Grand Total                                        532.9       5.2     510.0      0.7  1,920.0    0.9    1,916.5     0.7
   Domestic                                        242.1       0.3     242.1      0.3    883.0   -0.4      883.0    -0.4
   Overseas                                        290.8       9.6     267.9      1.0  1,037.0    2.0    1,033.5     1.6
       The Americas                                132.2       8.7     123.5      1.5    486.0    3.7      472.7     0.8
       Europe, Middle East and Africa              122.1      11.0     110.4      0.4    416.4   -1.2      428.9     1.8
       Other                                        36.5       8.3      34.0      0.9    134.5    6.0      131.9     3.9
-------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                      A3